Exhibit 99.1

Baosheng Pursues Strategic Acquisition of Blue Intelligence Cloud Innovation Technology to Accelerate Its Expansion into AI Marketing

Beijing, China, Aug 17, 2026 — Baosheng Media Group Holdings Limited (NASDAQ: BAOS) (“Baosheng” or the “Company”) today announced that it has entered into a strategic acquisition memorandum of understanding with Blue Intelligence Cloud Innovation Technology (Beijing) Co., Ltd. (“Blue Intelligence Cloud Innovation Technology”). Under the proposed transaction, Baosheng intends to acquire a 40% equity interest in Blue Intelligence Cloud Innovation Technology.

If successfully completed, the strategic investment is expected to provide Baosheng with access to robust AI-powered capabilities, including AI intelligent marketing, intelligent content generation, user data analytics, and AI-enabled operations. The two parties plan to establish synergies around AI-driven traffic acquisition, user insights, precision engagement, marketing conversion, and customer operations, further strengthening Baosheng’s business presence in the AI marketing technology sector.

Strategic Investment to Capture New AI Marketing Opportunities

Under the memorandum of understanding, Baosheng intends to acquire a 40% equity interest in Blue Intelligence Cloud Innovation Technology and become an important strategic shareholder. Following completion of the transaction, Blue Intelligence Cloud Innovation Technology is expected to retain its independent corporate status and maintain continuity in its day-to-day operations, while its existing shareholders will continue to hold the remaining 60% equity interest.

The “strategic investment plus independent operations” model is expected to enable Baosheng to participate in the target company’s growth potential while preserving Blue Intelligence Cloud Innovation Technology’s existing technical team, product development capabilities, and operational flexibility. The two parties intend to advance collaboration in AI-powered marketing tools, customer resources, channel development, marketing services, and commercialization, improving the conversion of AI marketing capabilities into tangible business value.

Baosheng stated that the proposed transaction is aligned with its strategic direction of continuously expanding into AI-powered digital marketing and next-generation marketing services. In accordance with prudent and compliant principles, Baosheng will conduct due diligence on Blue Intelligence Cloud Innovation Technology’s business foundation, AI technology capabilities, intellectual property, customer resources, contractual performance, financial and tax position, and potential risks. Baosheng expects to proceed with the execution of definitive agreements once transaction conditions are satisfied.

Focus on AI-Driven Intelligent Marketing Capabilities

Blue Intelligence Cloud Innovation Technology (Beijing) Co., Ltd. focuses on AI technology development, AI data processing, and intelligent marketing solutions, providing corporate clients with technology and operational services.

As brand marketing evolves from broad-based advertising toward more refined and intelligent operations, demand continues to grow for customer insights, content production, precision engagement, membership operations, and improved conversion. AI technologies can help businesses improve marketing-content production efficiency, identify customer needs and behavioral patterns through data analytics, and optimize engagement strategies and conversion paths through automated operating mechanisms.

By combining AI data analytics, intelligent content generation, and marketing automation capabilities, enterprises can progressively build an intelligent marketing loop spanning traffic engagement, user retention, interactive operations, transaction conversion, and repeat-purchase growth.

Unlocking AI Marketing Synergies

If the proposed acquisition is completed, Baosheng may realize synergies in the following areas:

●	Upgrading intelligent marketing services. Baosheng may combine Blue Intelligence Cloud Innovation Technology’s AI capabilities to provide clients with integrated services spanning brand communications, traffic acquisition, intelligent content production, user operations, and transaction conversion.

●	Strengthening data insights and precision operations. Through user data analysis, behavioral tagging, and intelligent segmented operations, the parties may improve the relevance of marketing strategies and help clients optimize customer-acquisition efficiency, lead conversion, and user engagement.

●	Increasing marketing automation. AI can support marketing content generation, responses to user interactions, optimization of engagement timing, and automation of operational tasks, helping marketing services evolve from labor-intensive execution toward technology-driven operations.

●	Expanding opportunities to commercialize AI marketing products. Beyond conventional marketing services, Baosheng may explore commercial opportunities in intelligent AI marketing tools, AI content applications, data analytics services, and customized technology development, creating new avenues for business growth.

●	Enhancing long-term business resilience. By investing in AI technology and intelligent marketing services, Baosheng may further optimize its business mix, strengthen its capacity to support clients across the customer lifecycle, and enhance long-term growth flexibility.

Creating Long-Term Value

Pursuant to the memorandum of understanding, Baosheng will organize professional teams across legal, finance, business, technology, and risk-control functions to conduct comprehensive due diligence on Blue Intelligence Cloud Innovation Technology. The due-diligence period is expected to be 30 business days from the effective date of the memorandum, subject to adjustment by mutual agreement based on actual progress.

Baosheng’s proposed strategic investment in Blue Intelligence Cloud Innovation Technology reflects the company’s strategic focus on capturing opportunities in AI applications and AI-enabled operations. Rather than serving solely as a financial investment, the proposed collaboration emphasizes business synergy and joint capability building. Baosheng is expected to leverage Blue Intelligence Cloud Innovation Technology’s AI technology, data-processing, and intelligent-operations capabilities to deepen its AI marketing services, while Blue Intelligence Cloud Innovation Technology may benefit from Baosheng’s market resources and commercialization capabilities to accelerate the market adoption of AI marketing products and solutions.

The memorandum of understanding is a non-binding framework agreement. The final transaction consideration, payment terms, closing arrangements, corporate governance, performance commitments, and other key terms remain subject to the results of due diligence and the execution of definitive agreements by the parties.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited is a China-based online marketing solutions provider focusing on short-form video and social-media performance marketing and is accelerating its transition towards an AI-native short-form video marketing technology provider. Built around the proposed BAOS AI platform, the company is developing capabilities include AI content generation, intelligent traffic allocation, digital human live streaming, user insight and overseas marketing.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Celestia Investor Relations

Dave Leung

Email: investors@celestiair.com